December 13, 2022

Mr. Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: ALLETE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 16, 2022
Response dated October 26, 2022
Response dated November 18, 2022
File No. 001-03548

Dear Mr. Horowitz:

Set forth below is the response of ALLETE, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter to the Company dated November 29, 2022 (the “comment letter”). References in this letter to “ALLETE”, “we”, “us”, “our”, or the Company mean ALLETE, Inc. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2021 (“2021 Form 10-K”).

For convenience of reference, the SEC Staff comments are reprinted below in italics and are followed by the Company’s response.

Response dated November 18, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.We note your response to prior comment 1. Please tell us how you considered providing disclosure that identifies and quantifies capital expenditures for climate-related projects.

Company Response:
As part of our disclosure controls and procedures, the Company evaluates a number of factors when considering providing disclosures in its filings regarding capital expenditures. These factors include the status of the regulatory process, asset ownership structure of the project, timing of expenditures, and the amount of expenditures, among other factors. The Company also considers uncertainties related to these factors that may be present when being considered for disclosure. As more information becomes available over time, the Company updates its disclosures as appropriate to provide investors material information related to planned capital expenditures.

For example, planned changes to Minnesota Power’s power supply are subject to a rigorous regulatory process that includes approval by the Minnesota Public Utilities Commission (MPUC) as part of an integrated resource plan (“IRP”), which Minnesota Power last filed in February 2021. There are often uncertainties that exist which make it difficult to quantify expected capital expenditures for planned resource changes. Further clarity regarding the amount and timing of project costs or the asset ownership structure may be needed. In addition, planned resource changes must go through a request for proposal process after being approved by the MPUC that will ultimately determine if a power supply resource will be Company-owned or owned by an unaffiliated party. As such, it can be difficult to quantify the capital expenditures related to planned resource changes.

Based on the information available at the time of filing its 2021 Form 10-K, the Company identified in its disclosures certain anticipated power supply resource changes proposed by Minnesota Power as detailed in its

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802

February 2021 IRP. These proposed resource changes included the planned addition of approximately 400 MW of new wind and solar energy resources, which is part of Minnesota Power’s clean-energy transition plan. In November 2022, Minnesota Power received approval of the February 2021 IRP, therefore the Company plans to provide additional disclosure in its Form 10-K for the year ended December 31, 2022 quantifying the climate-related capital expenditures for the remaining projects, including those noted in our response dated November 18, 2022.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need. We believe this letter responds adequately to your comment, but if you have any further questions or comments regarding this letter on our response dated November 18, 2022, our letter dated October 26, 2022, or our 2021 Form 10-K, filed on February 16, 2022, please contact me at 218-355-3533 or at smorris@allete.com.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Senior Vice President and Chief Financial Officer
ALLETE, Inc.

cc: Anuja A. Majmudar, Attorney-Adviser
Ethan Horowitz, Accounting Branch Chief
Bethany M. Owen, Chair, President and Chief Executive Officer

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802